Exhibit (a)(5)(B)

PRESS RELEASE

FIRMENICH COMMENCES TENDER OFFER TO ACQUIRE SENOMYX

Geneva, Switzerland, Princeton, New Jersey and San Diego, CA, October 4, 2018 — Firmenich Incorporated (“Firmenich”) announced today that its wholly-owned U.S. subsidiary, Sentry Merger Sub, Inc. (“Sentry Merger Sub”), commenced the previously announced tender offer to acquire all of the outstanding common stock of Senomyx, Inc. (“Senomyx”) (NASDAQ: SNMX) for $1.50 per share, net to the seller in cash, without any interest thereon and less any applicable withholding taxes. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on November 2, 2018 (one minute after 11:59 p.m., New York City time, on November 1, 2018), unless extended in accordance with the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

The tender offer follows the announcement on September 17, 2018 of the entry into the merger agreement between Senomyx, Firmenich and Sentry Merger Sub. The board of directors of Senomyx has unanimously approved the merger agreement and has recommended that Senomyx stockholders tender their shares pursuant to the tender offer. Consummation of the tender offer is subject to various conditions, including a minimum tender of a majority of outstanding Senomyx shares, and other customary closing conditions.

Complete terms and conditions of the tender offer can be found in the Offer to Purchase, the related Letter of Transmittal and certain other materials filed with the SEC on October 4, 2018, and available at www.sec.gov. In addition, on October 4, 2018, Senomyx filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer.

Following the successful completion of the tender offer, Firmenich will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price as to be paid to stockholders tendering their shares in the tender offer.

###

About Firmenich

Firmenich is the world’s largest privately-owned company in the fragrance and taste business, founded in Geneva, Switzerland, in 1895. Driven by its purpose to create positive emotions to enhance wellbeing, naturally, Firmenich has designed many of the world’s best-known perfumes and tastes. Bringing the extraordinary into the daily life of billions of consumers each day, Firmenich stands for positive experiences in all senses: positive sensorially, positive for its communities and positive for the planet. Renowned for its world-class research and creativity, as well as its leadership in sustainability, each year, it invests 10% of its turnover in R&D to understand and share the best that nature has to offer responsibly. Firmenich had an annual turnover of 3.34 billion Swiss Francs at end June 2017. More information about Firmenich is available at www.firmenich.com

Press Release	Page 1 of 3

About Senomyx

Senomyx discovers novel flavor ingredients and natural high intensity sweeteners that allow food and beverage companies to create better-for-you products. Under its direct sales program, Senomyx sells its Complimyx® brand flavor ingredients, Sweetmyx®, Savorymyx®, and Bittermyx®, to flavor companies for use in a wide variety of foods and beverages. In addition, Senomyx has partnerships with leading global food, beverage, and ingredient supply companies, which are currently marketing products that contain Senomyx’s flavor ingredients. For more information, please visit www.senomyx.com.

Forward Looking Statements

This communication may contain certain forward-looking statements, including without limitation with respect to the tender offer and merger described in this communication, the expected expiration of the tender offer. Completion of the tender offer (the “Offer”) and merger (the “Merger”) contemplated by the merger agreement are subject to conditions, including satisfaction of a minimum tender condition, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk that not all conditions of the Offer or the Merger will be satisfied or waived; uncertainties regarding the two companies’ ability to successfully develop and market both new and existing products; uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of Senomyx’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the failure to complete the Offer or the Merger in the timeframe expected by the parties or at all; the outcome of legal proceedings that may be instituted against Senomyx and/or others relating to the Transactions; Senomyx’s ability to maintain relationships with employees or vendors; domestic and global economic and business conditions; and other risk factors described in Senomyx’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. The reader is cautioned not to unduly rely on these forward-looking statements. Any forward-looking statements in this communication are based on information known to Senomyx on the date of this announcement. Senomyx does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Senomyx or any other securities. Firmenich and Sentry Merger Sub have filed with the SEC a tender offer statement on Schedule TO, including an Offer to Purchase, a Letter of Transmittal and related documents. Senomyx has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. The tender offer will only be made pursuant to the Offer to Purchase, the related Letter of Transmittal and the other documents filed as a part of the Schedule TO. Stockholders should read the Offer to Purchase and Solicitation/Recommendation Statement and the tender offer statement on Schedule TO and related exhibits, as they may be amended from time to time, because they contain important information about the tender offer. Stockholders can obtain these documents free of charge from the SEC’s website at www.sec.gov. The offer to purchase and the other related materials are available directly from Morrow Sodali, the information agent for the offer, toll-free at (800) 662-5200 or via email at SNMX@morrowsodali.com.

Press Release	Page 2 of 3

Contact:
Dave Humphrey	Heidi Salon
Vice President, CFO	Firmenich

Senomyx, Inc.	+41 79 689 9497
858-646-8305	heidi.salon@firmenich.com
dave.humphrey@senomyx.com

Investor Relations:
Matt Glover and Tom Colton
Liolios Group, Inc. 949-574-3860
SNMX@liolios.com

Press Release	Page 3 of 3